SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(MARK ONE)

    X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ---       ACT OF 1934

             For the fiscal year ended December 31, 2000

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   ---       EXCHANGE ACT OF 1934


             For the transition period from _________ to __________

                            Commission File # 1-4252


                       UIC 401(K) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)



                          UNITED INDUSTRIAL CORPORATION
        (Name of the issuer of the securities held pursuant to the plan)


                          United Industrial Corporation
                              570 Lexington Avenue
                            New York, New York 10022
                     (Address of principal executive office)

                              REQUIRED INFORMATION

Item 4.
-------

         The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2000 (attached).


Exhibits
--------

23.1      Consent of Ernst & Young LLP.

      UIC 401(K) RETIREMENT SAVINGS PLAN

      Audited Financial Statements and Supplemental Schedule

      Year ended December 31, 2000 with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule


                          Year ended December 31, 2000




                                    CONTENTS


Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statement of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements..............................................4

Supplemental Schedule

Schedule H, Line 4i -
   Schedule of Assets (Held At End of Year)................................9

                         Report of Independent Auditors


Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP

Harrisburg, Pennsylvania
May 11, 2001

                       UIC 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits




                                                     DECEMBER 31
                                             2000                  1999
                                     ----------------------------------------

ASSETS
Investments                              $ 96,122,751         $ 112,883,353
Due from broker                                 1,448                89,656
                                     ----------------------------------------
Net assets available for benefits        $ 96,124,199         $ 112,973,009
                                     ========================================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

ADDITIONS
Investment income:
   Net realized and unrealized depreciation in aggregate
     fair value of investments                                                  $  (10,375,237)
   Interest and dividends                                                            6,425,945
                                                                            ----------------------
                                                                                    (3,949,292)
Contributions:
   Employee                                                                          5,845,148
   Employer                                                                          1,547,755
   Rollovers                                                                           544,946
                                                                            ----------------------
                                                                                     7,937,849
                                                                            ----------------------
Total additions, net                                                                 3,988,557

DEDUCTIONS
Benefit payments                                                                    15,214,301
                                                                            ----------------------
Net decrease prior to plan transfer                                                (11,225,744)

Transfer to other plan                                                              (5,623,066)
                                                                            ----------------------

Net decrease                                                                       (16,848,810)

Net assets available for benefits at beginning of year                             112,973,009
                                                                            ----------------------
Net assets available for benefits at end of year                               $    96,124,199
                                                                            ======================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the UIC 401(k) Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are reported at current redemption value. The United Industrial Corporation Common Stock is reported at fair value, based on published market prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. United Industrial Corporation (the "Company" or "Employer") is the named fiduciary, which controls and manages the operations of the Plan and acts as Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

On September 29, 2000, the Company disposed of Symtron Systems, Inc. ("Symtron"), a wholly owned subsidiary. In connection with this disposition, the employees of Symtron became employees of the acquiring company and participants in a 401(k) plan sponsored by such company effective October 1, 2000. The account balances of these participants were transferred to the other plan on September 29, 2000, and such transfer is recorded on the accompanying statement of changes in net assets available for benefits.

Additional information about the Plan and the vesting and benefit provisions is contained in the Plan Document of the UIC 401(k) Retirement Savings Plan. Copies are available from the Company's Human Resources department.

ELIGIBILITY

Effective July 1, 1998, all full-time employees are eligible to participate in the Plan upon hire, or if later, attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, a part-time employee may participate when they have completed 1,000 hours of service during a Plan year. Prior to July 1, 1998, all employees aged 21 or older who had completed one year of continuous employment, consisting of at least 1,000 hours with the Company (including its participating subsidiaries) were eligible to participate in the Plan.

CONTRIBUTIONS

Participating employees contribute to the Plan through payroll deductions in amounts not less than 2% of their earnings, up to the annual IRS limit, and for certain participants from 2% to 15% of their earnings, up to the annual IRS limit. Contributions to the Plan are invested in the following available investment options in accordance with the participants' elections; Fidelity Magellan Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Fidelity Investment Grade Bond Fund, United Industrial Corporation Common Stock Fund, Templeton Foreign A Fund, Invesco Total Return Fund, Fidelity Low Priced Stock Fund, and Spartan US Equity Index Fund. All employee contributions to the Plan are immediately vested.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Employer contributions are 50% of employees' contributions up to 4% of employee compensation, and for certain participants 50% of employees' contributions up to 6% of compensation, as defined in the Plan Document. Employer contributions are vested after five years of service, and for certain participants there is partial vesting over a five year period.

PAYMENT OF BENEFITS

On termination of service or attainment of 59 1/2 years of age, any participant may elect to immediately receive a lump-sum distribution equal to his or her vested account balance.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company. Principal and interest is paid ratably through payroll deductions and must be repaid over a period not to exceed 60 months, except in the case of a purchase of a primary residence.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contributions and an allocation of (a) the Employer's contributions and (b) investment income. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

ADMINISTRATIVE EXPENSES

Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Company for acting as custodian of the investments of the Plan, were paid by the Company in 2000.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in the nonvested portion of their accounts.

3. INVESTMENTS

During 2000, the Plan's investments (including investments bought, sold as well as held during the year) (depreciated) appreciated in aggregate fair value as determined by quoted market prices as follows:



   Mutual funds                                              $  (10,512,034)
   United Industrial Corporation common stock fund                  136,797
                                                           -----------------
                                                             $  (10,375,237)
                                                           =================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                                     2000             1999
                                               ---------------------------------

   Fidelity Magellan Fund                       $ 41,348,122      $ 49,170,483
   Fidelity Managed Income Portfolio              17,018,706        19,858,963
   Fidelity Growth & Income Fund                  15,426,664        18,876,244
   Fidelity Contrafund                            12,495,612        13,524,003

                       UIC 401(k) Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. SUBSEQUENT EVENT

Effective January 1, 2001, the Company's Board of Directors approved certain amendments to the Plan. The more significant Plan amendments are (1) employer contributions are immediately vested; (2) employer match will be increased to 50% of the employee's contributions up to a minimum of 6% of compensation and higher depending upon the participants' years of service; and (3) a self-directed brokerage account has been added as an investment option; it is limited to a maximum of 50% of a participant's entire account balance.

                              Supplemental Schedule

                       UIC 401(k) Retirement Savings Plan

                                 EIN: 95-2081809
                                   Plan # 002

                              Schedule H, Line 4i -
                    Schedule of Assets (Held At End of Year)

                                December 31, 2000

                                                           DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY DATE,
                                                          RATE OF INTEREST, COLLATERAL,                      CURRENT
IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY          PAR OR MATURITY VALUE          COST**           VALUE
--------------------------------------------------------------------------------------------------------------------------
*Fidelity Management Trust Company Cash Reserve Fund
                                                                                                         $       26,940

*Fidelity Magellan Fund                                         346,589 Shares                               41,348,122

*Fidelity Managed Income Portfolio                           17,018,706 Shares                               17,018,706

*Fidelity Retirement Government Money Market Fund
                                                              2,121,816 Shares                                2,121,816

*Fidelity Growth & Income Fund                                  366,429 Shares                               15,426,664

*Fidelity Contrafund                                            254,131 Shares                               12,495,612

*Fidelity Investment Grade Bond Fund                            219,845 Shares                                1,574,092

*United Industrial Corporation Common Stock Fund
                                                                 67,264 Shares                                  748,646

  Templeton Foreign A Fund                                       56,332 Shares                                  582,471

  Invesco Total Return Fund                                      12,037 Shares                                  318,128

*Fidelity Low Priced Stock Fund                                  46,405 Shares                                1,072,890

  Spartan US Equity Index Fund                                   41,069 Shares                                1,922,417

*Participant loans                                       Interest rates from 8.00% to
                                                            11.50%; maturities to
                                                               December, 2015                                 1,466,247
                                                                                                        -----------------
                                                                                                         $   96,122,751
                                                                                                        =================

* Party in interest

** Historical cost is not required to be presented as all investments are participant-directed

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 27th day of June, 2001.



                                         By: /s/ James H. Perry
                                             ---------------------------------
                                             James H. Perry
                                             Committee Member

                                  EXHIBIT INDEX



Exhibit No.                        Description
-----------                        -----------

  23.1                    Consent of Independent Auditors